

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 23, 2007

Mr. Hamish Malkin, Chief Financial Officer
Yellowcake Mining Inc.
213 West Main Street, Suite F
Riverton, WY 82501

Re: Yellowcake Mining Inc.
Item 4.01 of Form 8-K
Filed on June 14, 2007
File No. 0-52293

Dear Mr. Malkin:

We issued comments to you on the above captioned filing(s) on June 19, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 26, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 26, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief